Loan Agreement

This agreement is for Messrs (Jan) Hoogstrate and (Albertus Wilhelmus Maria) Ebben (together "HE") proposal to fund the purchase of the 51% stake in C= Holdings B.V. ("Brand Company") on the date of February 8, 2010.

Whereas:

Reunite (Investments Inc.) holds already 49% of the Brand Company and may acquire the other 51% shares for Euro 300,000 from the liquidator of Nedfield. The judge in the liquidation has indicated that the latest date for payment shall be February 11, 2010. The Asian business partners – despite repeated guarantees – are not able to fund the transaction before March 10 (2010).

Proposal:

Asiarim (Corporation) / Reunite presented a written proposal for the funding from HE of Euro 400,000.

Consideration:

To secure the original equity investment of around Euro 4 Million (in Reunite) three years ago, HE issued a bankers guarantee (to Reunite) in the amount of USD 500,000, that was collected immediately. In the following period, Asiarm requested HE for further financial support increasing the risk on the loans currently outstanding from HE to Reunite, now amounted to about Euro 900,000. Asiarim now requested for Euro 400,000 of financing. Despite the positive outlook, the overall risk is increasing disproportionately high.

Now it is hereby agreed:

With respect to the new proposed HE funding, the amount will not be more than Euro 300,000 plus other funds required for settling ongoing (legal) proceedings; therefore the maximum of the loan is Euro330,000 ("Loan").

This Loan will be granted to Asiarim.

In accordance with the terms and conditions of the existing loan agreement (with Reunite), HE will have a pledge on the 51% stake in the Brand Company.

Immediately after the purchase from the liquidator by Reunite, the 100% of the shares of the Brand Company will be transferred to Asiarim by a Notary Deed of Transfer of Shares to be executed in front of the public notary Mr. Rademakers, residing in Roosendaal.

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NOTE - This is a translation of the original Dutch contract. In the event of any discrepancy between the two versions, the Dutch version shall prevail.

AAsiarim commits to sell and deliver 51% of the Brand Company to HE before July 1, 2010 for the price of Euro 300,000. This commitment to sell and deliver these shares to HE by July 1, 2010 will if – cumulative – Asiarim pays Euro 400,000 before April 1, 2010 and Euro 300,000 on or before July 1, 2010, as repayment of the loans, plus interest over the total outstanding loan.

The remaining debt of Euro 525,000 (rounded) will be converted into an 8% Convertible Loan with a maturity of one year. The conversion rate is Euro 0.35, with no lock up.

As additional security, the shares of the Brand Company will be given as security to HE by a notary deed to be executed in front of Mr. Rademakers (also in connection with the current loan agreement).

As an additional security, Mr. B. van Wijhe will give his stake in Mitex Group Limited (with an indirect interest in Asiarim of more than 50%), as collateral to HE as well.

Agreement signed by:

Asiarim Corporation

Reunite Investment Inc

Mitex Group Limited

B. van Wijhe

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NOTE - This is a translation of the original Dutch contract. In the event of any discrepancy between the two versions, the Dutch version shall prevail.